UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2005	Commission File Number: 0-51279

TRIZEC CANADA INC.

(Name of registrant)

BCE Place, Suite 3820
181 Bay Street
Toronto, Ontario
Canada M5J 2T3
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☐                                         Form 40-F ☑

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐                                         No ☑

If “Yes” is marked, indicate the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

SIGNATURE
EXHIBIT INDEX
EX-99.1 FIRST QUARTER INTERIM REPORT

SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TRIZEC CANADA INC.

Date: May 12, 2005	By:	/s/ Colin J. Chapin

	Name:	Colin J. Chapin
	Title:	Senior Vice President, Chief Financial
Officer and Corporate Secretary

EXHIBIT INDEX

Exhibit	Description of Exhibit
1	Trizec Canada Inc. First Quarter Interim Report 2005, including the comparative unaudited financial statements and the notes thereto for the quarter ended March 31, 2005 and Management’s Discussion and Analysis for the same period.